UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                            __________________

                                FORM 11-K


(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

                                    OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

                      Commission file number: 0-24611



A. Full title of the plan and address of the plan, if different from that of the issuer named below:



Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and
                                   Trust



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              CFS Bancorp, Inc.
                               707 Ridge Road
                           Munster, Indiana 46371




             Citizens Financial Services, FSB Employees' Savings
                      & Profit Sharing Plan and Trust

                         December 31, 2004 and 2003


Contents


   Report of Independent Registered Public Accounting Firm...................1

   Report of Independent Registered Public Accounting Firm...................2


   Financial Statements

      Statements of Net Assets Available for Benefits........................3

      Statements of Changes in Net Assets Available for Benefits.............4

      Notes to Financial Statements..........................................5


   Supplemental Schedule

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........10






           Report of Independent Registered Public Accounting Firm


Plan Administrator
Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and
 Trust
Munster, Indiana


We have audited the accompanying statement of net assets available for benefits of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust as of and for the year ended December 31, 2003, were audited by other accountants whose report dated May 25, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2004, was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ BKD, LLP

Merrillville, Indiana
June 13, 2005

Federal Employer Identification Number:  44-0160260



                                                                          1



           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrators
Citizens Financial Services, FSB Employees'
 Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2003, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP


Chicago, Illinois
May 25, 2004


                                                                          2


             Citizens Financial Services, FSB Employees' Savings
                     & Profit Sharing Plan and Trust

              Statements of Net Assets Available for Benefits
                        December 31, 2004 and 2003


                                                      2004            2003
                                               -----------------------------
Assets

  Investments, at fair value:
    CFS Bancorp, Inc. common stock            $   3,045,361    $   4,174,946
    Collective investment funds                   7,818,539        5,606,826
    Short-term investment fund                      171,350          193,515
    Participant loans                               272,433          205,574
                                                 ----------       ----------
      Total investments                          11,307,683       10,180,861

  Receivables
    Employer contributions receivable                   -              5,706
    Employee contributions receivable                   -             15,675
    Dividends                                        23,475           31,030
    Amount receivable for securities sold             7,071            3,331
                                                 ----------       ----------
      Total receivables                              30,546           55,742
                                                 ----------       ----------
        Total assets                             11,338,229       10,236,603

  Liabilities

    Amount payable for securities purchased          11,530            4,795
                                                 ----------       ----------
Net Assets Available for Benefits             $  11,326,699    $  10,231,808
                                                 ==========       ==========


















See Notes to Financial Statements
                                                                          3




             Citizens Financial Services, FSB Employees' Savings
                     & Profit Sharing Plan and Trust

         Statements of Changes in Net Assets Available for Benefits
                  Years Ended December 31, 2004 and 2003


                                                           2004         2003
                                                        ----------------------

Investment income
  Net appreciation in fair value of investments      $    560,814 $  1,099,204
  Interest and dividend income                            126,796      145,411
                                                       ----------   ----------
    Net investment income                                 687,610    1,244,615

Contributions
  Employee                                                762,866      742,352
  Employer                                                232,967      223,053
  Rollovers                                                 7,841           -
                                                       ----------   ----------
                                                        1,003,674      965,405
                                                       ----------   ----------
    Total additions                                     1,691,284    2,210,020

Deductions
  Benefits paid to participants                           534,949      992,760
  Administrative expenses                                  61,444       51,000
                                                       ----------   ----------
    Total deductions                                      596,393    1,043,760

Net Increase                                            1,094,891    1,166,260

Net Assets Available for Benefits, Beginning of Year   10,231,808    9,065,548
                                                       ----------   ----------
Net Assets Available for Benefits, End of Year       $ 11,326,699 $ 10,231,808
                                                       ==========   ==========






See Notes to Financial Statements
                                                                          4



             Citizens Financial Services, FSB Employees' Savings
                      & Profit Sharing Plan and Trust

                       Notes to Financial Statements
                        December 31, 2004 and 2003


Note 1:   Description of Plan

    The following description of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

  General

    The Plan, adopted by Citizens Financial Services, FSB (the Bank) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan. Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan. Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting. The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements. Prior to January 1, 2004, to be eligible to participate in the Plan, an employee must have attained the age of 21 and completed
    1,000 hours of service during a 12 consecutive month period. Effective January 1, 2004, the Bank amended the eligibility requirements of the Plan. An employee may contribute to the Plan after completing 250 hours of service during a three consecutive month period.

    An employer match begins after completing 1,000 hours of service during a 12 consecutive month period. The employee still must have attained the age of 21 to be eligible to participate. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a salary reduction plan under
    Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (the Code). The Bank of New York serves as Plan trustee.

  Contributions

    The Bank contributes and allocates to each participant's account the amount withheld from each participant's compensation (employee contributions) pursuant to his or her elective deferral agreement and within a range of 1 to 12% as specified by the Plan. The Bank matches 50% of each participant's contributions to the Plan up to the first 6% of each participant's compensation. Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan's investment options.

  Participant Accounts

     Each participant's account is credited with the participant's contribution, the Bank's matching contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Plan earnings from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.





                                                                          5



             Citizens Financial Services, FSB Employees' Savings
                     & Profit Sharing Plan and Trust

                      Notes to Financial Statements
                       December 31, 2004 and 2003


  Vesting

    Participants immediately vest in both their employee contributions and the Bank's matching contributions and any related earnings thereon.

  Payment of Benefits

    Payment of benefits to a participant who terminates employment or becomes disabled may be made in a lump sum, in annual installments over a specified period, or rolled into another qualified plan. A participant also may elect to defer distribution of his or her account until attaining age 70 1/2.

    Payment of benefits to the beneficiary of a deceased participant may also be made in the form of a lump-sum payment, annual installments over a specified period, or rolled into another qualified plan.

  Participant Loans

    Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000. The rate of interest for the term of the loan will be established as of the loan date and shall be a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution. The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or 1 and 5 years for all other loans, at the participant's option. Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant's deposit account to the participant's loan account. An origination fee of $50.00, plus an annual administrative fee of $40.00 is deducted from the participant's account at the time the loan is originated. Subsequent annual administrative fees will be deducted from the participant's account each year on or about the anniversary of the loan origination. Loan repayments, including interest, are immediately invested in the participant's deposit account.


Note 2:   Summary of Significant Accounting Policies

  Valuation of Investments and Income Recognition

    The Plan's investments are stated at fair value. Collective investment funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.






                                                                          6



          Citizens Financial Services, FSB Savings & Profit Sharing
                              Plan and Trust

                       Notes to Financial Statements
                        December 31, 2004 and 2003


   Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

  Use of Estimates

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

  Plan Tax Status

   The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 2, 2003, stating that the Plan is qualified under Section 401 (a) of the Code, and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

  Payment of Benefits

    Benefits are recorded when paid.



Note 3:   Investments

   In conjunction with the Bank's conversion from a mutual to a stock form of ownership, the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank's Holding Company (the Company). At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants indicating a desire to purchase stock in the Company. Additional employee and Bank contributions and cash dividends are utilized to purchase additional shares on a regular basis.

   At December 31, 2004 and 2003, the Plan was the beneficial owner of 213,410 shares and 282,091 shares of Company common stock, respectively. The fair value of this stock at December 31, 2004 and 2003 was $14.27 per share and $14.80 per share, respectively.






                                                                          7



        Citizens Financial Services, FSB Employees' Savings & Profit
                        Sharing Plan and Trust

                     Notes to Financial Statements
                      December 31, 2004 and 2003


   During 2004 and 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                                      2004         2003
                                                  __________________________


     Investments at Fair Value as Determined by
      Quoted Market Price

        CFS Bancorp, Inc. common stock             $(147,972)   $  122,331

        Collective investment funds                  708,786       976,873
                                                    ________     _________
                                                   $ 560,814    $1,099,204
                                                    ========     =========


   The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                       2004         2003
                                                 ___________________________

        CFS Bancorp, Inc. common stock              $3,045,361   $4,174,946

        Pentegra S&P 500 Stock Fund                  2,062,356    1,632,813

        Pentegra S&P Midcap Stock Fund               1,592,347    1,271,230

        Pentegra Stable Value Fund (contract value)  1,271,516      954,207


    Information on the Plan's investment in the Pentegra Stable Value Fund, which invests in fully benefit-responsive guaranteed investment contract is carried at contract value is as follows:


                                                                 2004
                                                            _____________

Average yield                                                    4.2%

Crediting interest at December 31                                4.2%

Approximate fair value                                    $ 1,287,000


Note 4:   Plan Termination

    Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA.








                                                                          8



        Citizens Financial Services, FSB Employees' Savings & Profit
                         Sharing Plan and Trust

                      Notes to Financial Statements
                       December 31, 2004 and 2003


Note 5: Subsequent Event

    Effective January 1, 2005, the Bank amended the employer matching contributions and the available investment directions of the Plan. The Bank will no longer make an employer match contribution to the Plan. The Bank will instead make an annual distribution equal to the amount the eligible employees would have received as an employer match under the Plan through the Bank's Employee Stock Ownership Plan. The Bank also amended the Plan to exclude the CFS Bancorp, Inc. common stock fund as an investment choice. Eligible employees will no longer be able to make contributions to or transfers into the Company's common stock fund. Current investments held in the Company's common stock fund do not have to be transferred.






















                                                                          9











                            Supplemental Schedule














         Citizens Financial Services, FSB Employees' Savings & Profit
                           Sharing Plan and Trust

                              Plan Number 002

                              EIN 35-0227439

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             December 31, 2004


          (a)                                            (b)            (c)
   Identity of Issue,                                Description      Current
     Borrower, or                                         of           Value
     Similar Party                                    Investment
______________________________________________________________________________


 Employer Common Stock
    *CFS Bancorp, Inc.                              213,410 shares  $3,045,361
                                                                     _________
 Collective Investment Funds

    Pentegra S&P 500 Stock Fund                     121,101 Units    2,062,356

    Pentegra S&P Midcap Stock Fund                   63,063 Units    1,592,347

    Pentegra Stable Value Fund                       82,863 Units    1,271,516

    Pentegra Growth & Income Asset Allocation Fund   33,830 Units      532,827

    Pentegra Russell 2000 Stock Fund                 29,667 Units      479,718

    Pentegra Government Bond Fund                    22,892 Units      437,458

    Pentegra Growth Asset Allocation Fund            21,428 Units      324,204

    Pentegra 500 Growth Stock Fund                   33,653 Units      293,114

    Pentegra International Stock Fund                13,708 Units      292,121

    Pentegra 500 Value Stock Fund                    20,466 Units      248,258

    Pentegra Money Market Fund                      162,878 Units      162,878

    Pentegra Income Plus Asset Allocation Fund        7,789 Units      121,738

    Pentegra NASDAQ 100 Index Fund                        1 Unit             4
                                                                    __________

                                                                     7,818,539

 Short Term Investment Fund
    Collective Short Term Investment Fund           171,350 Units      171,350

 Participant loans (interest rates of 5.0% to 10.5%)                   272,433
                                                                    __________

                                                                   $11,307,683
                                                                    ==========


*Party in interest





                                                                          10



                                SIGNATURES


     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                              CITIZENS FINANCIAL SERVICES,
                              FSB EMPLOYEES' SAVINGS &
                              PROFIT SHARING PLAN AND TRUST




June 29, 2005                 By: /s/ Thomas F. Prisby
                                 ________________________________
                                 Thomas F. Prisby
                                 Plan Administrator




                            INDEX TO EXHIBITS



   Number                               Description
___________      ________________________________________________________

    23.1         Consent of Independent Registered Public Accounting Firm

    23.2         Consent of Independent Registered Public Accounting Firm